TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN

(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)

[redacted]157-2900

OFFICES OF BAKER & MCKENZIE

EUROPE MIDDLE EAST: AMSTERDAM, ANTWERP, BAHRAIN, BARCELONA, BERLIN, BOLOGNA, BRUSSELS, BUDAPEST, CAIRO, DÜSSELDORF, FRANKFURT, GENEVA, KYIV, LONDON, MADRID, MILAN, MOSCOW, MUNICH, PARIS, PRAGUE, RIYADH, ROME, ST.PETERSBURG, STOCKHOLM, WARSAW, ZÜRICH

ASIA PACIFIC: ALMATY, BAKU, BANGKOK, BEIJING, HANOI, HO CHI MINH CITY, HONG KONG, MANILA, MELBOURNE, SINGAPORE, SYDNEY, TAIPEI, TOKYO

NORTH AND SOUTH AMERICA: BOGOTÁ, BRASILIA, BUENOS AIRES, CALGARY, CARACAS, CHICAGO, DALLAS, GUADALAJARA, HOUSTON, JUÁREZ, MÉXICO CITY, MIAMI, MONTERREY, NEW YORK, PALO ALTO, PORTO ALEGRE, RIO DE JANEIRO, SAN DIEGO, SAN FRANCISCO, SANTIAGO, SÃO PAULO, TIJUANA, TORONTO, VALENCIA, WASHINGTON, D.C.

FILE No. 82-5176

January 20, 2003

Air Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Resolution of the Board of Directors on Interim Dividends (dated November 22, 2002)
- The 62nd Business Year Interim Business Report

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(Translation)

November 22, 2002

Dear Shareholders:

NOTICE OF RESOLUTION OF THE BOARD OF DIRECTORS ON INTERIM DIVIDENDS

We would like to inform you that a resolution for the payment of interim dividends for the 62nd business year (April 1, 2002 to March 31, 2003) was made at the meeting of the Board of Directors of the Company held on November 21, 2002, as described below:

Yours very truly,

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Koichi Murakami
President and Representative Director

Description

Interim dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of September 30, 2002, as provided for in Article 38 of the Articles of Incorporation of the Company, as follows:

1. Amount of Interim Dividend: ¥600 per share

2. Effective Date for Right to Payment and Date of Payment: December 10 (Tuesday), 2002

- END -

(Excerpt translation)

FILE No. 82-5176

THE 62ND BUSINESS YEAR
INTERIM BUSINESS REPORT

(for the period from April 1, 2002 to September 30, 2002)

Fuji Television Network, Incorporated

To our shareholders:

It is our pleasure to report to our shareholders an outline of our business activities during the first half of the business year ending March 31, 2003 (from April 1, 2002 to September 30, 2002).

During the first half of the business year under review, while the economic conditions remained severer than ever before, all of our officers and employees have been committed to the business activities, with the support of our shareholders. Consequently, we are very happy to say that we have gained more earnings than forecasted, though lower than the results for the corresponding period of the previous business year.

During the second half of the business year under review, however, the Japanese economy, as well as the global economy, is expected to experience more difficult conditions.

Under these circumstances, in June 2002, we carried out a corporate reorganization for the purpose of leveraging our program production system and developing new businesses as sources of income in addition to advertising revenues, all in an effort to really materialize our corporate slogan "Go for No.1." Furthermore, in close cooperation with a variety of our Group companies, we have been growing as a comprehensive software provider in a multi-media era.

The digitalization of terrestrial TV broadcasting is close at hand, scheduled to start in a year.

We will exert all-out efforts to become a "Digital Content Factory" to meet people's expectations that Fuji TV will consistently create something new.

We sincerely hope that our shareholders will continue in their unwavering support and encouragement.

December 2002

Hisashi Hieda
Chairman and Representative Director (CEO)

Koichi Murakami
President and Representative Director (COO)

\- - - - -

Top Management Discusses Fuji Television:

Question: Please summarize the first half of the business year under review.

The Japanese economy was declared to be bottoming out in May 2002. However, adversely affected by the stagnant U.S. economy, concerns over the economy have been growing since summer while the Tokyo Stock Exchange prices recorded lowest after the burst of the bubble economy.

The advertising market has also been flagging since the second half of 2001 and continued to remain in a difficult condition throughout the first period of the business year under review. Consequently, our sales decreased from the corresponding period of the previous business year and income also decreased.

However, during the first period of the business year under review, the TV industry participated in a historical event. In June, the "2002 FIFA World Cup Korea/Japan," a soccer tournament co-hosted by Japan and South Korea, was held first in Asia. The event stirred up enthusiasm throughout the nation in a rainy season and the whole TV industry was stormed by the soccer games. The average viewer rating of the games broadcasted by all TV stations recorded an astonishing 29.8%. Specifically, we gained the viewer rating of 66.1%, highest in the history of the private broadcasters, for the Japan vs. Russia game which brought to the Japanese team the first win ever in the FIFA World Cup tournaments.

The events Fuji Television staged were also highly acclaimed and the Teatro Comunale di Bologna Tournee in Giappone 2002, opera performances by an Italian troupe invited to Japan, was extremely popular.

Our much talked-about ongoing TV dramas proved highly popular in the first half of the business year. The final chapter "2002 Yuigon (Will)" of "*Kita No Kuni Kara* (From the Northern Country)", an emotion-charged drama series that has been running for 21 years, was broadcast over two nights and boasted viewer ratings of 38.4% and 33.6%, respectively, all-time highs for special dramas. This success has reinforced Fuji Television's ongoing commitment to creating a multitude of programs that will remain engrained in viewers' memories.

Also of note is how our focus on high-quality journalism has led to being honored with two major awards. The "Scoop! Hepatitis C" program broadcasted on "News Japan" won Fuji Television a second award from the Japan Newspaper Publishers & Editors Association after 17 years, and the "News Reporting System" that incorporates "iBrowser" technology and is used in such programs as "*Mezamashi TV*" created a stir when it was introduced overseas and received various awards, including the top technical award from the National Association of Commercial Broadcasters in Japan.

Question: What type of financial results did you achieve during the first half of the business year under review?

Despite such strong programs as "World Cup Soccer" and " *Kita No Kuni Kara* (From the

Northern Country)," net sales fell from the record high in the corresponding period of the previous business year due to sluggish market conditions. Income slid as reduced costs, mainly in program production and agency fees, were not sufficient to offset the substantial impact from the decline in net sales. In addition, a valuation loss of stocks was recorded as an extraordinary loss in the interim period of the business year under review.

Sales of net time edged down 0.5%, to ¥67.3 billion, owing to the slump in baseball night games, and sales from local time fell 10.1%, to ¥11.1 billion. Sales from spot time also faced harsh conditions, and although sales were strong in certain areas including household electrical appliances, clothing and sundries, fewer advertisements were placed for food and beverages, communications, finance, cosmetics and toiletries, and sales dropped 9.6%, to ¥60.7 billion. As a result, overall broadcasting sales declined 5.5%, to ¥139.2 billion.

In our other broadcasting-related business, income from subscription fees to our CS broadcasting business was steady. However, income from BS program sales slid and overall sales fell 3.2%, to ¥13.7 billion.

Sales in our other businesses rose 12.1%, to ¥15.0 billion, due to substantial hikes in distribution income in the movie business and strong sales in the home videos and events businesses.

As a result, overall net sales amounted to ¥168.0 billion, down 3.9% or ¥6.9 billion from the interim period of the previous business year.

Operating expenses dropped 1.0%, to ¥148.4 billion. Cost of sales edged down 0.1%, to ¥103.6 billion, as reduced production costs related to making movies and sports programs offset movie business and events business costs that rose in line with increased sales. Selling, general and administrative expenses declined 3.2%, to ¥44.8 billion, as agency fees fell due to reduced sales.

Thus, operating income totaled ¥19.5 billion, down ¥5.3 billion or 21.4% compared to the interim period of the previous business year and recurring profit amounted to ¥21.1 billion, a ¥4.9 billion or 19.0% decline compared to the interim period of the previous business year.

Special losses rose ¥3.2 billion due to the posting of a valuation loss of stocks, and net income for the interim period of the business year under review amounted to ¥9.0 billion, down ¥4.8 billion or 34.9% compared to the interim period of the previous business year.

Consolidated net sales totaled ¥215.2 billion, a 2.3% decline from the interim period of the previous business year due to reduced sales in the television broadcasting business, which offset the rise in direct marketing segment sales. Increased sales in the direct marketing segment also bolstered consolidated operating income but reduced sales in the television broadcasting business led to a 17.5% slide from the interim period of the previous business year to ¥21.3 billion. Consolidated recurring profit fell 15.7% from the interim period of the previous business year to ¥21.1 billion after accounting for a ¥1.2 billion of equity in losses of affiliates and net income for the interim period of the business year under review totaled ¥10.2 billion, down 18.8% from the interim period of the previous business year.

Question: In addition to terrestrial BS and CS broadcasting, new broadcasting media are being launched one after another and digital terrestrial broadcasts are slated to commence in 2003. How does Fuji Television plan to respond to these trends?

We are making steady headway in our preparations for digital terrestrial broadcasts, scheduled to commence in December 2003. We have already finished designing the necessary facilities and a digital transmission antenna is now being built on Tokyo Tower in collaboration with six private TV stations and public broadcaster NHK.

The number of SKY PerfecTV! subscribers soared to 3.26 million (as of September 30, 2002) partly buoyed by the World Cup and subscriptions to "Fuji Television 721 and 739" exceeded 1.1 million. These two channels are constantly vying for the first and second places among all the SKY PerfecTV! channels in terms of the number of direct subscribers. This business is achieving growth close to initial plans and is forecast to soon reach profitability.

In May 2002, Fuji Television entered the 110-degree CS broadcasting business, offering a highly sophisticated service that provides in-depth program-related information and content including quizzes and games via data broadcasts. Furthermore, the Company is striving to enhance the economic efficiency and rationality of these operations through measures including merging facilities with SKY PerfecTV!, a leader in this area.

Fuji Television and Tokyo Broadcasting System Inc. took a leading role in the establishment of Mu-Ha Corporation, which will provide an advertising service via BS and CS interfaced data broadcasts. Test broadcasts started in July 2002 and the service is slated to begin within the year. Mu-Ha is also assessing receiver performance in line with the ongoing development of a music downloading service.

In September 2002, TRESOLA Corporation, jointly established by three private broadcasters and other companies, launched a broadband distribution service offering video content. This service was on a limited three-month trial basis; however, it received a remarkable number of visitors for a fee-based content distribution service.

Question: In light of the intensifying economic environment, what are your forecasts and strategies for the second half of the current business year?

The Japanese economy was initially expected to recover in the second half of the current business year. However, overseas, the U.S. economy still shows no signs of recovery, the international political situation remains tense and there are no indicators that the global economy will break free of its persistent slump. Despite the lack of an industry to serve as the driving force for recovery in the Japanese advertising market, improvement has been seen in certain industries.

Fuji Television aims to improve its performance by focusing on its copyright and other intellectual right business, which is just starting to pick up, while ensuring the effective management of expenses.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Interim Balance Sheet

(million yen)

	Six-month period ended September 30, 2002 (as of September 30, 2002)	Six-month period ended September 30, 2001 (as of September 30, 2001)	Year ended March 31, 2002 (as of March 31, 2002)
ASSETS			
Current assets:	**220,613**	**217,187**	**214,317**
Cash on hand and in banks receivable	27,622	21,669	**24,998**
Trade notes receivable and trade accounts receivable	91,874	98,899	**95,872**
Marketable securities	58,090	52,989	**47,014**
Inventories	25,718	27,918	**28,704**
Deferred tax assets	5,551	5,547	**4,536**
Other current assets	12,106	10,549	**13,538**
Allowance for doubtful accounts	(350)	(386)	**(347)**
Fixed assets:	**268,154**	**263,183**	**271,277**
Tangible fixed assets:	**130,794**	**134,739**	**132,523**
Buildings and structures	102,423	107,254	**104,847**
Machinery and equipment and motor vehicles	9,479	8,123	**8,129**
Lands	15,487	15,556	**15,563**
Construction in progress	311	602	**846**
Other tangible fixed assets	3,093	3,202	**3,136**
Intangible fixed assets:	**20,165**	**19,566**	**19,653**
Leasehold rights	14,395	14,403	**14,403**
Software	4,897	4,229	**4,314**
Consolidation adjustment account	225	245	**269**
Other intangible fixed assets	647	687	**665**
Investments and other assets:	**117,194**	**108,877**	**119,100**
Investment securities	93,409	87,825	**98,196**
Long-term loans	81	104	**95**
Deferred tax assets	13,766	9,693	**10,765**
Other investments and other assets	11,183	12,408	**11,239**
Allowance for doubtful accounts	(1,246)	(1,153)	**(1,197)**
TOTAL ASSETS	**488,767**	**480,370**	**485,594**

(million yen)

	Six-month period ended September 30, 2002 (as of September 30, 2002)	Six-month period ended September 30, 2001 (as of September 30, 2001)	Year ended March 31, 2002 (as of March 31, 2002)
LIABILITIES			
Current liabilities:	**78,449**	**87,265**	**83,072**
Trade notes payable and trade accounts payable	38,066	42,998	44,245
Short-term loans payable	2,491	2,877	2,654
Accrued corporate income taxes, etc.	11,807	12,226	8,179
Reserve for returned goods	174	195	198
Other current liabilities	25,909	28,967	27,794
Long-term liabilities:	**25,863**	**25,407**	**23,893**
Long-term loans payable	113	504	227
Reserve for employee retirement benefits	22,538	19,703	20,087
Reserve for officer's retirement gratuities	2,105	1,802	2,038
Other long-term liabilities	1,105	3,397	1,541
TOTAL LIABILITIES	**104,312**	**112,673**	**106,966**
MINORITY INTERESTS			
Minority interests	4,824	4,289	4,655
SHAREHOLDERS' EQUITY			
Capital:	**59,764**	**59,764**	**59,764**
Additional paid-in capital	**87,228**	**87,228**	**87,228**
Retained earnings	**226,232**	**213,509**	**217,716**
Revaluation difference of lands	**2,076**	**-**	**2,075**
Revaluation difference of other marketable securities	**10,178**	**8,612**	**12,558**
Foreign exchange adjustments	**14**	**154**	**491**
Treasury Stocks	**(5,864)**	**(5,862)**	**(5,862)**
TOTAL SHAREHOLDERS' EQUITY	**379,630**	**363,408**	**373,973**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**488,767**	**480,370**	**485,594**

Consolidated Interim Statement of Income

(million yen)

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Net sales	**215,219**	**220,393**	**436,902**
Cost of sales	**133,649**	**132,589**	**269,356**
Gross profit	**81,570**	**87,804**	**167,545**
Selling, general and administrative expenses	60,212	61,925	121,610
Operating income	**21,357**	**25,879**	**45,935**
Non-operating income:	**2,122**	**1,894**	**3,367**
Interest income	106	107	207
Dividends income	350	337	350
Amortization of consolidated difference	-	23	26
Other non-operating income	1,664	1,425	2,783
Non-operating expenses:	**2,301**	**2,641**	**4,609**
Interest and discounts expenses	86	93	192
Equity in losses of affiliates	1,297	1,327	2,210
Other non-operating expenses	917	1,221	2,206
Recurring profit	**21,178**	**25,132**	**44,694**
Special gains:	**595**	**799**	**2,474**
Gain on sale of fixed assets	32	9	35
Gain on sale of investment securities	-	18	26
Gain on leveraged lease	502	327	1,950
Other special gains	60	443	462
Special losses:	**1,649**	**2,638**	**13,405**
Loss on sale of fixed assets	13	472	473
Loss on disposition of fixed assets	39	93	397
Valuation loss of investment securities	9	198	8,887
Valuation loss of memberships, etc.	7	68	97
Appropriation of the difference upon restatement of the accounts for the employee	1,531	1,531	3,062
Transfer to allowance for doubtful accounts of membership deposits	48	186	224
Other special losses	-	87	263
Income before tax for the interim period (year)	**20,124**	**23,293**	**33,763**
Corporate income, inhabitant and enterprise taxes	12,043	12,340	20,543
Adjustment to corporate income taxes, etc.	(2,405)	(1,629)	(4,390)
Gain (loss) on minority interests	**246**	**(34)**	**307**
Net income for the interim period (year)	**10,240**	**12,616**	**17,303**

Consolidated interim statement of surplus

(million yen)

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Additional paid-in capital			
Additional paid-in capital at beginning of period (year)	87,228	87,228	87,228
Additional paid-in capital at end of period (year)	87,228	87,228	87,228
Retained earnings			
Retained earnings at beginning of period (year)	217,716	202,520	202,520
Increase in retained earnings	10,240	12,616	17,303
Net income for the interim period (year)	10,240	12,616	17,303
Decrease in retained earnings	1,723	1,626	2,107
Dividends	1,390	1,390	1,871
Officers' bonuses	255	235	235
Decrease in retained earnings due to change of the scope of consolidation	78	-	-
Retained earnings at end of the interim period (year)	226,232	213,509	217,716

Consolidated interim statement of cash flows

(million yen)

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Cash flows from operating activities	21,313	16,688	30,876
Cash flows from investing activities	(19,737)	(4,592)	(25,001)
Cash flows from financing activities	(1,718)	(1,722)	(2,707)
Effect of exchange rate changes on cash and cash equivalents	(167)	88	187
Net increase (decrease) in cash and cash equivalents	(310)	10,462	3,356
Cash and cash equivalents at beginning of period (year)	65,995	62,638	62,638
Cash and cash equivalents of subsidiaries at beginning of period due to exclusion from consolidation	(134)	-	-
Cash and cash equivalents at end of the interim period (year)	65,550	73,101	65,995

(Note) In accordance with the amendment to the Regulations of Consolidated Interim Financial Statements, some items in Shareholders' Equity in the consolidated interim balance sheet and the consolidated interim statement of surplus are changed.

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-consolidated interim balance sheet

(million yen)

	Six-month period ended September 30, 2002 (as of September 30, 2002)	Six-month period ended September 30, 2001 (as of September 30, 2001)	Year ended March 31, 2002 (as of March 31, 2002)
ASSETS			
Current assets:	180,909	176,738	171,821
Cash on hand and in banks receivable	8,982	6,882	8,265
Trade notes receivable	48,448	53,913	46,423
Trade accounts receivable	31,731	31,334	33,723
Marketable securities	55,903	50,849	44,499
Programs and other products	21,467	21,713	24,063
Supplies	78	80	68
Advance	3,041	3,942	3,907
Prepaid expenses	1,097	1,000	548
Deferred tax assets	4,269	4,134	3,460
Other current assets	6,109	3,114	7,063
Allowance for doubtful accounts	(221)	(227)	(202)
Fixed assets:	254,665	256,432	258,349
Tangible fixed assets:	127,299	130,586	128,623
Buildings	100,135	104,997	102,472
Structures	711	655	732
Machinery and equipment	7,733	5,826	6,088
Aircraft	55	56	57
Motor vehicles	93	130	111
Tools, furniture and fixtures	2,912	3,022	2,964
Lands	15,347	15,347	15,347
Construction in progress	310	550	849
Intangible fixed assets:	19,526	18,751	19,071
Leasehold rights	14,393	14,393	14,393
Software	4,673	3,878	4,210
Other intangible fixed assets	459	479	467
Investments and other assets:	107,839	107,094	110,654
Investment securities	79,773	76,828	86,147
Investment in subsidiaries' stock	9,356	9,566	10,032
Treasury stocks	-	5,861	-
Long-term prepaid expenses	176	199	187
Deferred tax assets	12,651	7,315	8,167
Payment in leveraged lease	177	1,029	322
Other investments and other assets	6,538	7,038	6,583
Allowance for doubtful accounts	(834)	(745)	(786)
TOTAL ASSETS	435,575	433,171	430,171

	Six-month period ended September 30, 2002 (as of September 30, 2002)	Six-month period ended September 30, 2001 (as of September 30, 2001)	Year ended March 31, 2002 (as of March 31, 2002)
LIABILITIES			
Current liabilities:	56,560	62,146	58,282
Trade notes payable	8,235	9,600	9,144
Trade accounts payable	18,588	18,850	20,724
Other accounts payable	6,137	6,013	7,612
Accrued expenses	6,751	7,371	5,632
Accrued corporate income taxes, etc.	10,460	11,317	6,919
Accrued consumption taxes, etc.	1,056	1,385	1,129
Advance received	404	1,182	1,595
Deposit received	972	2,456	1,371
Reserve for returned goods	47	45	46
Employees' deposit	3,130	3,155	3,440
Other current liabilities	774	768	667
Long-term liabilities:	20,457	19,744	18,589
Reserve for employee retirement benefits	17,948	15,561	15,749
Reserve for officers' retirement gratuities	1,288	1,075	1,188
Burden charge on leveraged lease	603	2,491	1,030
Other long-term liabilities	617	615	620
TOTAL LIABILITIES	77,017	81,890	76,871
SHAREHOLDERS' EQUITY			
Capital:	59,764	59,764	59,764
Additional paid-in capital	87,228	87,228	87,228
Capital reserve:	87,228	87,228	87,228
Retained earnings	208,470	196,792	200,939
Earned surplus reserve	4,385	4,385	4,385
Voluntary reserve	192,800	176,300	176,300
Reserve for digital broadcasting	10,000	10,000	10,000
General reserve	166,300	166,300	166,300
Unappropriated retained earnings for the interim period (year)	11,285	16,107	20,254
(Net income for the interim period (year)	9,085	13,946	18,575)
Revaluation difference of other marketable securities	8,956	7,495	11,228
Treasury stocks:	(5,862)	-	(5,862)
TOTAL SHAREHOLDERS' EQUITY	358,557	351,280	353,299
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	435,575	433,171	430,171

Non-consolidated interim statement of income

(million yen)

	Six-month period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Six-month period ended September 30, 2001 (from April 1, 2001 to September 30, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)
Recurring profit and expenses			
Operating income and expenses:			
Operating income	168,026	174,932	339,965
Net sales	168,026	174,932	339,965
Operating expenses	148,447	150,010	297,951
Cost of sales	103,622	103,700	207,088
Selling, general and administrative expenses	44,824	46,310	90,863
Operating income	19,578	24,921	42,014
Non-operating income and expenses:			
Non-operating income	2,295	2,035	3,450
Interest and dividends income	820	660	746
Other income	1,475	1,375	2,704
Non-operating expenses	758	875	1,838
Interest and discounts expenses	77	81	161
Other expenses	681	794	1,676
Recurring profit	21,114	26,081	43,626
Special gains and losses:			
Special gains	503	486	2,106
Gain on sale of fixed assets	0	8	34
Gain on leveraged lease	502	327	1,950
Gain on sale of investment securities	-	0	8
Gain on transfer from allowance for doubtful receivable	-	148	112
Special losses	5,487	2,286	12,683
Loss on sale of fixed assets	3	468	469
Loss on disposition of fixed assets	18	8	230
Valuation loss of memberships, etc.	7	68	82
Valuation loss of investment securities	3,008	134	8,804
Valuation loss of investment in subsidiaries' stock	980	-	-

Appropriation of the difference upon restatement of the accounts for employee retirement benefits	1,420	1,420	2,841
Valuation loss of equity holding	-	-	34
Transfer to allowance for doubtful accounts of membership deposits	48	185	220
Income before tax for the period (year)	16,130	24,280	33,049
Corporate income, inhabitant and enterprise taxes	10,690	11,447	18,473
Adjustment to corporate income taxes, etc.	(3,645)	(1,113)	(3,999)
Net income for the period (year)	9,085	13,946	18,575
Unappropriated retained earnings brought forward from the previous period (year)	2,200	2,160	2,160
Interim dividends	-	-	481
Unappropriated retained earnings for the period (year)	11,285	16,107	20,254

Notes:

Notes to the interim balance sheet:

1. Accounts receivable from and payable to subsidiaries

Short-term accounts receivable	¥1,851 million
Long-term accounts receivable	¥322 million
Short-term accounts payable	¥3,195 million

2. Accumulated depreciation of tangible fixed assets ¥59,947 million

3. Contingent liabilities
   Liabilities for guarantee ¥15,449 million

4. Significant assets and liabilities denominated in foreign currencies:

(Assets)		
Cash on hand and in banks receivable	¥183 million	(US$1,493 thousand)
Investment securities	¥160 million	(NT$45,963 thousand)
Investment in subsidiaries' stock	¥4,383 million	(US$37,069 thousand)
	¥309 million	(STG£1,910 thousand)
Other investments	¥216 million	(US$1,766 thousand)
(Liabilities)		
Trade accounts payable	¥1,568 million	(US$12,794 thousand)
	¥487 million	(CHF5,936 thousand)

5. Significant leased assets:
   Part of television broadcasting equipment and computers are used under lease contracts.

6. Net income per share for the interim period (calculated by deducting the number of shares of treasury stock from the average of the total number of issued shares during the interim period ¥8,495.02

7. Advanced depreciation by government subsidies of tangible fixed assets acquired up to the interim period under review accounts for ¥118 million of structures and ¥57 million of machinery and equipment, which are deducted from the amounts of the relevant items in the interim balance sheet.

8. In accordance with the Regulations to Enforce the Commercial Code of Japan, some items in Shareholders' Equity in the interim balance sheet are changed.

Notes to the interim statement of income:

1. Transactions with subsidiaries:

Operating income	¥3,096 million
Operating expenses	¥15,479 million
Amount of transactions other than operating transactions with subsidiaries	¥2,260 million

2. Research and development expenses included in general and administrative expenses accounts for ¥184 million.

OUTLINE OF THE COMPANY (as of September 30, 2002)

Trade name:	Kabushiki Kaisha Fuji Television (Fuji Television Network, Incorporated, in English)
Incorporation:	November 18, 1957
Commencement of broadcasting:	March 1, 1959
Date of closing of accounts:	March 31 of each year
Capital:	¥59,764.35 million
Number of employees:	1,378
Offices:	(Translation omitted)
Organization chart:	(Translation omitted)
Directors and Statutory Auditors:	(Translation omitted)

INFORMATION ON SHARES OF THE COMPANY (as of September 30, 2002)

State of shares:

Total number of shares authorized to be issued by the Company: 3,000,000 shares

Total number of issued shares: 1,074,304.20 shares

Number of shareholders: 41,913 persons

(Note) The number of shares and the number of shareholders are calculated by including shares of treasury stock and fractional shares.

Principal shareholders:

Name	Shares in the Company held by Principal Shareholder		Shares in Principal Shareholder held by the Company	
	Shares	Shareholding ratio (%)	Shares	Shareholding ratio (%)
Nippon Broadcasting System, Inc.	366,600.00	34.12	-	-
Toho Co., Ltd.	73,362.50	6.83	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	48,614.00	4.53	-	-
Nippon Cultural Broadcasting, Inc.	38,960.40	3.63	-	-
The Master Trust Bank of Japan, Ltd. (Trust Account)	35,310.00	3.29	-	-
The Chase Manhattan Bank NA London SL Omnibus Account (Standing proxy; Mizuho Corporate Bank, Ltd., Kabutocho Corporate Banking and Securities Business Division)	22,218.00	2.07	-	-
UFJ Trust Bank Limited (Trust Account A)	21,794.00	2.03	-	-
State Street Bank and Trust Company (Standing proxy; Mizuho Corporate Bank, Ltd., Kabutocho Corporate Banking and Securities Business Division)	19,659.00	1.83	-	-
Mizuho Corporate Bank, Ltd.	18,000.00	1.68	-	-
Boston Safe Deposit BSDT Treaty Clients Omnibus (Standing proxy: The Bank of Tokyo-Mitsubishi, Ltd., Custody Business Department)	17,684.00	1.65	-	-

MEMORANDUM FOR SHAREHOLDERS:

Date of closing of accounts: March 31 of each year

Ordinary General Meeting of Shareholders: Annually in June

Dividends: To be paid to the shareholders or registered pledgees appearing or recorded in the register of shareholders and the register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the register of fractional shares, as of the date of closing of accounts of each year.

Interim dividends: If so determined by resolution of the Board of Directors, interim dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the register of shareholders and the register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the register of fractional shares, as of September 30 of each year.

Restrictions on entries of foreigners, etc. in the register of shareholders:

In relation to Article 52-8, paragraph 1 of the Broadcast Law of Japan, the Articles of Incorporation of the Company provides as follows:

Article 6. In the event that the any of the persons listed below makes a request for the entry or recordation of his/her/its name and address in the register of shareholders and the total number of voting rights of the persons listed below would amount to one-fifth (1/5) or more of the Company's aggregate voting rights if such request were accepted, the Company shall turn down the request:

(1) Persons of non-Japanese nationality;

(2) Foreign governments and representatives thereof; and

(3) Foreign corporations and organizations.

Registration of transfers of shares:

Transfer agent:
Mizuho Trust & Banking Co., Ltd.
5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Its place of business:
Mizuho Trust & Banking Co., Ltd.
Head Office Securities Agency Department

5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(Mailing address and telephone number for inquiry)
Mizuho Trust & Banking Co., Ltd., Securities Agency Department
17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
Tel. 0570-000324 (dedicated line)
03-3642-4004 (key)

Its transmitting offices:
Branch offices throughout Japan of Mizuho Trust & Banking Co., Ltd.
Head office and branch offices throughout Japan of Mizuho Asset Trust & Banking Co., Ltd.
Head office and branch offices throughout Japan of Mizuho Investors Securities Co., Ltd.

Period of closing of the register of shareholders:
From April 1 to April 30 of each year
In addition, any period specified upon prior public notice, in making a payment of interim dividends or otherwise as the necessity arises.

Purchase of fractional shares:

Place of business:
The place of business and transmitting offices of the transfer agent mentioned above.

Purchase fee:
A sum obtained by prorating the brokerage commission for one share specified in the Share Handling Regulations of the Company, according to the number of fractional shares purchased.

Newspaper in which the Company's public notices are to be given:
The Sangyo Keizai Shimbun and The Nihon Keizai Shimbun

- END -